SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, December 28, 2012 - Braskem S.A. (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), in line with its strategy to focus its investments on the petrochemical sector,  sold on this date, for Odebrecht Ambiental (“Transaction”) (i) the assets related to the Water Treatment Unit (“WTU”) located at the Camaçari petrochemical complex, upon sale of all shares issued by Distribuidora de Águas Camaçari S.A. (“Distribuidora de Águas Camaçari”) and (ii) all shares held by Braskem at Cetrel S.A. (“Cetrel”), equivalent to 54.2% of the total and voting capital of Cetrel. The value of the Operation is R$652 million, to be adjusted pursuant to the net cash position on December 28, 2012.

The WTU is responsible for producing demineralized, clear and drinkable water, as well as for managing the fire water reservoir. Cetrel is responsible, among other things, for the treatment and final disposal of industrial effluents and waste, as well as for environmentally monitoring the Camaçari petrochemical complex.

The supply of industrial water and the treatment and disposal of industrial effluents and waste are guaranteed to Braskem through contracts entered into with Distribuidora de Águas Camaçari and Cetrel, respectively.

Further information can be obtained from Braskem’s Investor Relations Department by telephone +55 (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

Marcela Aparecida Drehmer Andrade

Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2012
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.